RECEIVED
2009 JAN 21 A 8:35

ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

[redacted]

09045153

14th January, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Shareholding Pattern as on Quarter ended 31st December, 2008

We enclose the Company's Shareholding Pattern as on quarter ended 31st December, 2008 in the prescribed format, in terms of the requirement of Clause 35 of the Listing Agreement.

The said Shareholding Pattern is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

PROCESSED
JAN 26 2009
THOMSON REUTERS

Encl. as above

(1)(a) Statement showing Shareholding Pattern

Name of the Company : ITC Limited	
Scrip Code : NSE Code - ITC BSE Code - 500875 CSE Code - 10000018	Quarter ended : 31st December, 2008

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**
(2)	Foreign					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
(B)	**Public shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	253	563448978	563176158	15.03	14.94
(b)	Financial Institutions / Banks	158	3668351	3263696	0.10	0.10
(c)	Central Government / State Government(s)	1	1500840	1500840	0.04	0.04
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	23	861915092	856535537	22.98	22.85
(f)	Foreign Institutional Investors	570	523958219	523773239	13.97	13.89
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (B)(1)	**1005**	**1954491480**	**1948249470**	**52.12**	**51.82**

37, J. L. Nehru Road, Kolkata-71 ITC Limited

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(2)	Non-Institutions					
(a)	Bodies Corporate	3448	110096894	109023254	2.94	2.92
(b)	Individuals -					
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	364772	409572519	303929411	10.92	10.86
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	177	41385112	34222552	1.10	1.10
(c)	Any Other :					
	(i) NRIs	5823	21844131	14040821	0.58	0.58
	(ii) Foreign Companies ,	8	1208515806	1977756	32.23	32.04
	(iii) Foreign Nationals	6	231010	8890	0.01	0.01
	(iv) Trust	52	1525664	1525664	0.04	0.04
	(v) Clearing Members	239	2411891	2411891	0.06	0.06
	Sub-Total (B)(2)	374525	1795583027	467140239	47.88	47.61
	Total Public Shareholding (B) = (B)(1) + (B)(2)	375530	3750074507	2415389709	100.00	99.43
	TOTAL (A) + (B)	375530	3750074507	2415389709	100.00	99.43
(C)	Shares held by Custodians and against which Depository Receipts have been issued	2	21436023	21418023	-	0.57
	GRAND TOTAL (A) + (B) + (C)	375532	3771510530	2436807732	-	100.00

ITC Limited, 37, J. L. Nehru Road, Kolkata-71

(I)(b) Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	Nil	Nil

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.32
2	Life Insurance Corporation of India *(see Note 2)*	527369177	13.98
3	Unit Trust of India *(see Note 2)*	448629318	11.90
4	Myddleton Investment Co. Ltd	162103980	4.30
5	The New India Assurance Company Limited	88966835	2.36
6	General Insurance Corporation of India	75027397	1.99
7	The Oriental Insurance Company Limited	72465780	1.92
8	National Insurance Company Limited	66261110	1.76
9	Rothmans International Enterprises Limited	51651630	1.37
	Total	**2485257667**	**65.90**

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil	Nil
	Total	**Nil**	**Nil**	**Nil**

ITC Limited
37, J. L. Nehru Road, Kolkata-71

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	GDRs	21436023	21436023	0.57
	Total	**21436023**	**21436023**	**0.57**

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs,etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	Not available *(see Note 3)*	-	-	-
	Total			

Notes:

1. The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).
2. The number of shares held by Life Insurance Corporation of India and Unit Trust of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.
3. The Company's Depository for the GDRs, Citibank N.A. New York, NY ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

ITC Limited
37, J.L. Nehru Road, Kolkata-71

END